UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 22, 2019

(Date of earliest event reported)

Knightscope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 924-1025

(Issuer’s telephone number, including area code)

Series m Preferred Stock

Series S Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

Marina Hardof has resigned as Chief Financial Officer of Knightscope, Inc. (the “Company”) as of November 22, 2019. The Company has not replaced Mrs. Hardof as of the date of this report. William Santana Li will assume the responsibilities of the Company’s principal financial officer and principal accounting officer until a replacement is found.

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SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KNIGHTSCOPE, INC.

Date: November 22, 2019	By:	/s/ William Santana Li
William Santana Li
President and Chief Executive Officer

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